ASTRONICS CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Ownership Percentage	State (Province), Country of Incorporation

Luminescent Systems, Inc.	100%	New York, USA
MOD-PAC CORP	100%	New York, USA
LSI - Canada, Inc.	100%	Quebec, Canada
Astronics Air, LLC	100%	New York, USA